QuickLinks -- Click here to rapidly navigate through this document

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

SJW Group
(Name of Subject Company)

Waltz Acquisition Sub, Inc.
a wholly owned subsidiary of

California Water Service Group
(Names of Filing Persons and Offerors)

COMMON STOCK, $0.001 PAR VALUE
(Title of Class of Securities)

784305104
(Cusip Number of Class of Securities)

Lynne P. McGhee
Vice President and General Counsel
California Water Service Group
1720 North First Street,
San Jose, CA 95112
(408) 367-8200

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

With copies to:

Douglas Smith Gibson, Dunn & Crutcher LLP 555 Mission Street, Suite 3000 San Francisco, CA 94105 (415) 393-8200	Eduardo Gallardo Gibson, Dunn & Crutcher LLP 200 Park Avenue New York, NY 10166 (212) 351-4000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$1,418,659,446.75	$176,623.10

*
Estimated solely for purposes of calculating the filing fee. The transaction value was determined by multiplying (a) $68.25, the per share tender offer price, by (b) the sum of (i) 20,594,486, the number of outstanding shares of SJW common stock plus (ii) 66,538, the number of shares of SJW common stock issuable upon vesting of SJW Restricted Share Units and SJW Performance Share Units, (iii) 7,000, the number of shares of SJW common stock deliverable pursuant to the terms of vested and deferred SJW Restricted Share Units and (iv) 118,195, the number of shares of deferred SJW Common Shares, including deferred SJW Common Shares with dividend equivalent rights convertible into deferred SJW Common Shares, deliverable subject to and upon the terms of applicable deferral elections. The foregoing share figures were based on the Agreement and Plan of Merger entered into among SJW, Connecticut Water Service, Inc. and Hydro Sub, Inc., dated as of March 14, 2018 filed with SJW's Form 8-K filed on March 15, 2018 with the Securities and Exchange Commission and SJW's Form 10-Q filed on May 8, 2018 with the Securities and Exchange Commission.

**
The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2018, issued August 24, 2017, by multiplying the transaction value by 0.0001245.
☐
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable.	Filing Party: Not applicable.
Form or Registration No.: Not applicable.	Date Filed: Not applicable.
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

  ☒
  third-party tender offer subject to Rule 14d-1.

  ☐
  issuer tender offer subject to Rule 13e-4.

  ☐
  going-private transaction subject to Rule 13e-3

  ☐
  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐
Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐
Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

        This Tender Offer Statement on Schedule TO (this "Schedule TO") is filed by California Water Service Group ("California Water"), and Waltz Acquisition Sub, Inc., a wholly owned subsidiary of California Water (the "Purchaser"). This Schedule TO relates to the offer by the Purchaser to purchase all outstanding shares of common stock, par value $0.001 per share (the "Shares"), of SJW Group ("SJW"), at $68.25 per Share, net to the seller in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 7, 2018 (the "Offer to Purchase"), and in the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1)(i) and (a)(1)(ii), respectively. The Offer to Purchase and the Letter of Transmittal, together with any amendments or supplements thereto, collectively constitute the "Offer".

Items 1 through 9; Item 11.

        All information contained in the Offer to Purchase and the accompanying Letter of Transmittal, including all schedules thereto, is hereby incorporated herein by reference in response to Items 1 through 9 and Item 11 in this Schedule TO.

Item 10.    Financial Statements.

        Not applicable.

Item 12.    Exhibits.

        See Exhibit Index.

Item 13.    Information Required by Schedule 13E-3.

        Not applicable.

1

 SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 7, 2018

WALTZ ACQUISITION SUB, INC.
By:	/s/ THOMAS F. SMEGAL III Thomas F. Smegal III Vice President, Chief Financial Officer and Treasurer
CALIFORNIA WATER SERVICE GROUP
By:	/s/ THOMAS F. SMEGAL III Thomas F. Smegal III Vice President, Chief Financial Officer and Treasurer

2

 EXHIBIT INDEX

Index No.
(a)(1)(i)	Offer to Purchase dated June 7, 2018.
(a)(1)(ii)	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Form W-9).
(a)(1)(iii)	Form of Notice of Guaranteed Delivery.
(a)(1)(iv)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(v)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(vi)	Summary Advertisement as published in The New York Times on June 7, 2018.
(a)(5)(i)	Press release issued by California Water on June 7, 2018.
(b)	Not applicable.
(d)	Not applicable.
(g)	Not applicable.
(h)	Not applicable.

QuickLinks

  Item 10. Financial Statements.
  Item 12. Exhibits.
  Item 13. Information Required by Schedule 13E-3.
SIGNATURE
EXHIBIT INDEX